THE PAYDEN & RYGEL INVESTMENT GROUP

333 South Grand Avenue, 32nd Floor

Los Angeles, California 90071

April     , 2014

Payden & Rygel

333 South Grand Avenue, 32nd Floor

Los Angeles, California 90071

Ladies and Gentlemen:

We wish to retain Payden & Rygel to act as investment adviser to our newly created Payden Strategic Income Fund series. Accordingly, this will confirm our agreement to amend Exhibit A to the Investment Management Agreement between us, dated June 24, 1992, as heretofore amended, by adding the following paragraph with respect to the above-referenced series:

Payden Strategic Income Fund Series

Annual Advisory Fee (as a percentage of average daily net assets) – 0.55%.

In all other respects, the Investment Management Agreement between us, as heretofore amended, will remain unchanged. Please sign this letter below to confirm your agreement to this amendment.

Very truly yours,

By:
Edward S. Garlock
Secretary

AGREED:

PAYDEN & RYGEL

By:
Edward S. Garlock
Secretary